FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item		Page
1.	Translation of letter sent by the Bank’s CEO to the Superintendent of Banks summoning the Annual shareholders’ Meeting and an Extraordinary Shareholders’ Meeting	4

2.	Press Release announcing annual dividend proposal.	5

ITEM 1

Santiago, March 18, 2004

Mr.

Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Dear Sir,

We inform you that the Board in a meeting held on Tuesday, March 16, 2004 summoned an Annual Shareholders’ Meeting, on April 20, 2004 at 5:00pm, at the Bank’s main office at Bandera 140, 12 floor, in Santiago. Following this meeting the Board has also summoned an Extraordinary Shareholders’ Meeting at the same location. The following matters will be on the Agenda:

Ordinary Shareholders’ Meeting

1.	Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2003.

2.	Resolve the allocation of 2003 net income. A dividend of Ch$1.09832343 per share will be proposed which if approved will be paid on May 4, 2004.

3.	Designation of External Auditors.

4.	Nomination of new Board members.

5.	Determine the Board of Director’s remuneration.

6.	Approval of the Directors Committee’s budget.

7.	Give account of all operations subject to Article 44 of Law 18,046.

8.	Discuss any matter of interest that corresponds to be discussed in an Ordinary Shareholders Meeting according to current laws and the Bank’s bylaws.

Extraordinary Shareholders’ Meeting

1)	Modify the Bank’s legal name.

2)	Adopt all measures needed to put into effect the resolutions approved in the Extraordinary Shareholders’ Meeting.

The reception of proxies for this Shareholders’ Meeting will be held on the same date and place of this Meeting between 3:30-5:00 p.m.

At the same time, the publications announcing this Meeting will be made in El Mercurio newspaper on April 1, 8 and 15 2004, respectively. In these publications it will be announced that all shareholders recorded in the Registrar by April 14, 2004 have the right to attend the Meeting. It will also indicate that the Bank’s balance sheet was published in La Segunda on February 20, 2004.

Sincerely,

Oscar Von Chrismar Carvajal

      Chief Executive Officer

ITEM 2

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

BANCO SANTANDER SANTIAGO ANNOUNCES ITS ANNUAL SHAREHOLDERS’ MEETING

Santiago, Chile, March 18, 2004.1- Banco Santander Chile (NYSE: SAN) announced today that Chile’s Superintendency of Banks has been notified that during the Board of Directors’ meeting held on Tuesday, March 16, 2004, the Board decided to summons an Annual Shareholders’ Meeting, on April 20, 2004 at 5:00pm, at the Bank’s main office, which are located at Bandera 140, 12 floor, in Santiago. Following this meeting the Board has also summoned an Extraordinary Shareholders’ Meeting at the same location.

During the same meeting, the Board also proposed the meeting agenda which, among other items, included a proposal for a dividend payment of Ch$1.09832343 per share, based on fiscal year results ending December 31, 2003. If approved at the shareholder’s meeting, the dividend would be paid on May 4, 2004.

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 30, 2004	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel